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                          March 16, 2021

       Robert Reffkin
       Founder and Chief Executive Officer
       Compass, Inc.
       90 Fifth Avenue, 3rd Floor
       New York, New York 10011

                                                        Re: Compass, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253744

       Dear Mr. Reffkin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated February 26,
       2021.

       Registration Statement on Form S-1

       Summary Consolidated Financial and Other Data
       Key Business Metrics and Non-GAAP Financial Measures, page 17

   1. Your presentation of Adjusted EBITDA margin should be accompanied by the measure calculated using the
most directly comparable GAAP measure. Accordingly, please also disclose Net Loss
Margin for each period presented. This comment applies throughout your filing where you
present Adjusted EBITDA margin. Please refer to the
                                                        Commissions "Conditions
for Use of Non-GAAP Financial Measures" Release No. 33-
                                                        8176, footnote 27.
 Robert Reffkin
FirstName  LastNameRobert Reffkin
Compass, Inc.
Comapany
March      NameCompass, Inc.
       16, 2021
March2 16, 2021 Page 2
Page
FirstName LastName
Risk Factors
Our restated certificate of incorporation and amended and restated bylaws..., page 48

2. You state that the Federal Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act. Article XII of your Restated Certificate of
         Incorporation, however, states that "the federal district courts of the United States of
         America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or any successor thereto or, to the fullest extent permitted by law, under the Exchange Act." Please revise your risk factor or advise.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 73

3. Your disclosure includes explanations for changes in Adjusted EBITDA between periods but does not include explanations for changes in net loss, the most directly comparable
         GAAP measure. Please revise your disclosures accordingly. Refer to
Item 10(e)(1)(i) of
         Regulation S-K and the Division of Corporation Finance's Non-GAAP Compliance and
         Disclosure Interpretation 102.10.
Components of Results of Our Operations, page 78

4. Please disclose the amount of compensation expense that will be recognized immediately upon the effectiveness of your IPO, related to both equity grants prior to December 31,
         2020 and equity grants issued subsequent to December 31, 2020. Please also disclose the total unrecognized compensation expense associated with these grants and the period over which it will be recognized. Please refer to ASC 855-10-50-2. Commissions and other transaction-related expense, page 79

5.       Your disclosure indicates that    commissions and other
transaction-related expense
         primarily consists of commissions paid to your agents as well as stock-based compensation expense related to your agent equity program. As such, it does not appear to actually include other transaction related expenses associated with the purchase and sale of a home. Tell us how you considered naming this expense category commissions and
         other agent expenses,    in order to more appropriately describe the
components.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 96

6. In your letter dated March 3, 2021 you indicate that you reassessed the historical estimated fair value of your common stock for financial reporting purposes and determined that you would apply a linear interpolation for the value per share of common stock between the August 2020 valuation and the midpoint of your preliminary price range to determine the fair value of your common stock for accounting purposes for the
 Robert Reffkin
Compass, Inc.
March 16, 2021
Page 3
       stock options and RSUs granted subsequent to the August 2020 Valuation. Please clarify your disclosure accordingly.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2 Summary of Significant Accounting Policies
Revenue Recognition, page F-17

7.     We continue to consider your response to prior comment 3.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson,
Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-
3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Reffkin
                                                            Division of
Corporation Finance
Comapany NameCompass, Inc.
                                                            Office of
Technology
March 16, 2021 Page 3
cc:       Jamie Evans
FirstName LastName